

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 29, 2014**

MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)
1716 Locust Street, Des Moines, Iowa		**50309-3023**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 29, 2014, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2013. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

    (c) Exhibits

        99   Conference call script of conversation with analysts on January 29, 2014, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: January 29, 2014

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on January 29, 2014, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2013.

Exhibit 99



MEREDITH CORPORATION
FISCAL 2014 SECOND QUARTER
INVESTOR CONFERENCE CALL

Mike Lovell

Good morning and thank you everyone for joining us. Our call this morning will begin with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning as usual are National Media Group President Tom Harty, and Local Media Group President Paul Karpowicz.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow that. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release that we issued earlier today, and in some of our SEC filings. With that, Steve will begin the presentation.

Steve Lacy

Thank you, Mike. Good morning everyone. I hope you have seen our news release issued earlier today detailing our results. I am pleased to report a strong second quarter and first half of our fiscal 2014. Here are a few highlights from our second quarter:

- **Our Local Media Group delivered over 20 percent growth in non-political revenues.** Non-political advertising revenues grew 10 percent, driven by strong performances from stations in Phoenix, Kansas City, and Las Vegas. Retransmission revenues were up significantly as well.

- **During the quarter, we announced agreements to acquire the broadcast assets of television stations in Phoenix and St. Louis.** These are high performing stations in growth markets, and in states with significant political advertising. We're confident they will be quality additions to our group. In the first full year post closing, these stations are expected to generate combined revenues of $105 to $115 million, and be accretive to run-rate earnings per share by $0.16 to $0.18.

- **In the National Media Group, quarterly revenues grew, and operating profit was up 1 percent excluding special items that were recorded in the year-ago period**. Our parenthood and food brands continued to perform very well.

- **Meredith Xcelerated Marketing grew revenues,** and - importantly - delivered a more-than 35 percent increase in quarterly operating profit. Results were driven by new and expanded programs, including those with Kia Motors, Mercer, Chrysler and Maserati.

- **Our brand licensing revenues increased an impressive 30 percent.** Our line of 3,000 Better Homes and Gardens-branded products continued to resonate with consumers at more than 4,000 Walmart stores nationwide.

- **And finally, we continued to successfully execute our Total Shareholder Return strategy.** We grew our annual dividend rate by 7 percent in calendar 2013, the 20th consecutive year that we've increased the dividend. Additionally, we repurchased nearly 2 million shares, and for calendar 2013, our Total Shareholder Return was 56 percent.

Turning now to the advertising environment:

Calendar 2013 advertising performance was much stronger than calendar 2012, both for Meredith and for the industry in total.

However, early calendar 2014 advertising appears to be off to a slow start.

That said, industry experts are predicting full year calendar 2014 magazine and digital advertising performance to resemble that experienced in calendar 2013, the year just finished, and the TV industry will benefit, of course, from another round of political advertising.

We manage our business to produce sustained long-term growth. And, as many of you are aware, we have a proven track record of outperforming our industries.

Additionally, our ongoing commitment to develop new revenue sources is delivering results. We continue to be very pleased with the enthusiastic consumer response to our branded products at retail, which is delivering double-digit revenue and profit growth for our brand licensing business. And we see revenue and profit growth from Retransmission and Meredith Xcelerated Marketing going forward as well.

Finally, our brands continue to demonstrate their vibrancy with the consumer, which is the bedrock of our advertising and marketing activities. Ensuring our brands are relevant to the consumer is top priority as we look to the future.

As stated in our news release issued earlier this morning, **we continue to expect fiscal 2014 full-year earnings per share to range from $2.60 to $2.95**, excluding both operating results and transaction expenses related to our recently announced television station acquisitions. This is the same range we have maintained since the beginning of fiscal year 2014.

With that overview, now let's take a closer look at our two major business operations, beginning with our National Media Group.

OPERATING GROUP DISCUSSION

NATIONAL MEDIA GROUP

Fiscal 2014 first half results for our National Media Group were characterized by strong growth in brand licensing and digital, along with improved performance in advertising and from Meredith Xcelerated Marketing.

Beginning with an update on first half fiscal 2014 advertising:

- We saw improvement in our performance, with advertising revenues off 2 percent, compared to a 9 percent decline experienced in the prior year first half of fiscal 2013. Digital revenues grew 6 percent, on top of 15 percent growth in the year-ago period.

- From a category standpoint, the household supplies, non-prescription drug and direct response categories were strongest.

- Our share of total magazine industry advertising revenues held firm at 11 percent, according to the most recent data available from Publishers Information Bureau. Importantly, our share of competitive set advertising grew one full share point to 39 percent.

- Our innovative Meredith Sales Guarantee program continues to generate enthusiasm from advertising clients, who are attracted by the average 10 percent sales lift and the 8 to 1 return on investment to the first year participants. We have 30 brands participating at present, more than double a year ago. This program uses independent Nielsen Homescan data to prove that advertising in Meredith magazines increases retail sales for our advertising clients.

Turning to circulation, revenues were slightly higher in the first half of fiscal 2014, due primarily to growth in subscription revenues, particularly at our parenthood brands - *Parents, Family Circle and FamilyFun*. Additionally, in fiscal 2014 we've increased the rate base of *EatingWell* magazine to 750,000, compared to 350,000 when we first acquired the brand. Recently, *EatingWell* was named to *Advertising Age's* A List of the Top 10 magazines in the industry during calendar 2013.

We continue to execute our successful migration of magazine subscription sales from direct mail to digital. We generated 2.5 million digital orders for print magazine subscriptions in the first half of fiscal 2014, up 15 percent from a year ago. We're now receiving a third of our net orders from digital sources. We realize an estimated $5 in incremental operating profit for each digital order over the average life of a subscription, because it lowers our subscription acquisition costs and increases our opportunity to up-sell and cross-sell other products at digital checkout.

We continue to develop our brands across media platforms to strengthen advertising, deepen our consumer connection, and generate higher revenues. Allrecipes, the world's largest digital food brand, is a great example of our multi-platform approach to brand-building:

- First, we're very excited about the early reception *Allrecipes* magazine is receiving from consumers and advertisers alike. Blue chip advertisers participating include Procter and Gamble, Hershey and ConAgra. We also attracted non-endemic advertisers in categories including automotive, financial services, home décor and entertainment.

- We are extending Allrecipes to video formats, with short-form how-to videos available online, and weekly segments on *The Better Show*.

- Finally, we're growing Allrecipes' mobile presence as more and more women use their mobile phone or tablet in the grocery aisle. The Allrecipes Dinner Spinner app has been downloaded 15 million times, making it the world's most popular app in the category.

While Allrecipes is the latest example of our brand extension expertise, the best illustration is our successful long-term expansion of our Better Homes and Gardens brand. Most recently, Better Homes and Gardens has attracted a very large and passionate social media audience. It has over 1.6 million Facebook followers. And on Pinterest, BHG's pins were among the most popular in 2013. This performance further spotlights how Better Homes and Gardens' vibrant, stylish and relevant content resonates with women of all ages across emergent media platforms.

As I indicated on prior calls, performance is strengthening at Meredith Xcelerated Marketing, driven by renewals of major clients, new business wins and program expansions - including work with MetLife, Hallmark and Health Alliance Plan, among others. MXM delivered revenue growth, and increased profits 10 percent in the first half of fiscal 2014.

I'll close the National Media Group discussion this morning with an update on our brand licensing activities, where revenues increased more than 20 percent in the first half of fiscal 2014 compared to the prior-year period. Our brand licensing business is currently ranked No. 4 in the world by *Global Licensing*, alongside such well-known names as Disney and Hasbro.

Results are being driven by several factors:

- First, we've successfully broadened our line of Better Homes and Gardens-branded merchandise with new products at Walmart stores across the country. The line continues to be well-received by the retail consumer, particularly products in home décor, and bed and bath.

- Second, we're experiencing growth from our Better Homes and Gardens Real Estate program with Realogy. We are benefiting from a stronger national housing market, and Realogy is aggressively adding additional brokers and agents. The network is now represented in 26 states and by more than 8,000 individual agents.

With that National Media Group program update, I'll now turn it over to Joe, who will take you through our Local Media Group and outlook.

Joe Ceryanec

LOCAL MEDIA GROUP

Thanks Steve, and good morning everybody. Our Local Media Group delivered record revenue and profit performance for a non-political fiscal first half. Total revenues were down just 2 percent - despite the record $38 million in political-related advertising we generated in last year's fiscal first half.

We achieved this in part through strong growth in non-political advertising - which was up 7 percent for the first half, and as Steve mentioned earlier up 10 percent for the second quarter. Performance was driven by the automotive, professional services and retail categories.

Retransmission revenues also grew significantly in the first half of fiscal 2014, as a result of having renewed most of our agreements with subscription television providers during fiscal 2013. Retransmission revenues are a growing revenue stream, partially offsetting the absence of political revenues in fiscal 2014.

Looking at ratings, we continued to strengthen our connection with viewers. Our stations in Hartford, Las Vegas and Portland led their markets in news in the November ratings period, and Hartford, Kansas City and Saginaw were No. 1 in sign-on to sign-off.

In addition, Meredith Video Studios continues to grow its branded entertainment custom video creation business for large retail clients such as Mondelez, in which well-known New York City restaurants created original dishes using Ritz crackers.   And the program tied into New York being the host city for this year's Super Bowl.

Turning to our digital initiatives, advertising revenues from our Local Media websites were up 12 percent, driven by efforts to grow our digital footprint through audience growth via desktop, mobile, and video platforms. And to better monetize that traffic, we are combining our desktop impressions with our mobile impressions, and offering clients access to our combined social media footprint. We're also working with our industry peers to develop standards to support the rollout of mobile over-the-air television.

As Steve mentioned, we're excited about the pending acquisitions of the broadcast assets of KTVK and KASW in Phoenix - the nation's 12th largest television market, and KMOV in St. Louis - the nation's 21st largest television market - and integrating them into our television broadcast portfolio.

As you may recall, we own KPHO, the CBS affiliate in Phoenix. In KTVK, we will add one of the most successful independent stations in the country. KTVK broadcasts over 50 hours of local news each week, more than any other broadcaster in the state of Arizona, and also features an impressive lineup of syndicated programming. KASW is one of the leading CW stations in the country, and it appeals to a younger and more diverse demographic.

Turning to St. Louis, we're pleased to be adding another Top 25 market to our portfolio. As the operator of six CBS stations in markets including Atlanta, Phoenix, Hartford and Kansas City, we are very familiar with the impact the strong CBS primetime and sports lineup with that can make in a market.

We expect these stations will be strong additions to our group. The markets are growing and they are located in states with significant political advertising.

We continue to expect these television transactions will close in the second half of our fiscal 2014, subject to regulatory approvals and other customary closing conditions. As we noted in our press release, we recorded $1.6 million of transaction expenses in the second quarter. We will continue to incur expenses while we work on closing these broadcast acquisitions, and expect for our fiscal 2014 that these expenses will total between $4 and $5 million.

OUTLOOK

Now turning to our outlook:

As we look at the remainder of fiscal 2014, with limited visibility into customers' calendar 2014 advertising and marketing budgets, we **continue to expect our fiscal 2014 full year earnings per share to range from $2.60 to $2.95,** and that excludes operating results and transaction expenses related to the acquisitions of television stations in Phoenix and St. Louis.

As we look more closely at the third quarter of fiscal 2014 compared to the year-ago period, with significant month-to-month volatility and again excluding operating results and transaction expenses related to the acquisitions of television stations:

- We expect total company revenues to be flat to down slightly.

- Total Local Media Group revenues we expect to be up mid to high single digits.

- Total National Media Group revenues we expect to be down low single digits.

- **We expect that our fiscal 2014 third quarter earnings per share will range $0.63 to $0.68.** Again that excludes any deal expenses or operating results from stations if we happen to close during the year.

<u>Steve Lacy</u>

<u>CONCLUSION</u>

Thanks Joe

In conclusion, as we begin a new calendar year 2014, we are aggressively pursuing four parallel paths:

- First, we're working to grow our existing businesses organically;

- Second, we are focused on closing our recently announced television station acquisition and successfully integrating them to our group;

- Third, we continue to pursue consolidation of the magazine and related media; and

- Finally, we are actively pursuing opportunities to grow our television footprint to adding scale in what is a very profitable and strong cash flow business.

With those remarks we'd be happy to answer your questions.